

November 4, 2011

<u>Via E-mail</u>
William A. Hartman
Chief Executive Officer
Premier Biomedical, Inc.
10805 Fallen Leaf Lane
Port Richey, FL 34668

> **Re:** **Premier Biomedical, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed October 26, 2011**
> **File No. 333-174876**

Dear Mr. Hartman:

We have reviewed Amendment 3 to your registration statement filed October 26, 2011 in response to our October 13, 2011 comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Feldetrex, page 29</u>

1. We note your response to our prior comment 5 and advise you that your statement that the company will likely license Feldetrex to a larger pharmaceutical company, who will in turn "navigate" the regulatory pathway, appears to contradict various statements throughout the prospectus. For example, on page 34 you state that you plan to contact large pharmaceutical companies "after the anticipated successful clinical trials" for Feldetrex. In the event you plan to conduct clinical trials yourself, it does not appear accurate to imply that you will not be responsible for navigating the regulatory pathway. Please reconcile these statements throughout the prospectus. In the event you do not plan to take Feldetrex past the development stage and into clinical trials, please clearly and prominently state this fact and indicate that the company must enter into a collaboration arrangement in order to progress its product candidates any further. Also, because your risk factor at the top of page 6 continues to reference an ANDA, please provide a substantive legal analysis supporting your conclusion that FDA approval of Feldetrex can

be obtained using an ANDA despite the fact that Feldetrex will be used for currently unapproved indications of Naltrexone. In the event the company does not plan to file the ANDA itself, please also reconsider the appropriateness of this disclosure.

Financial Statements at June 30, 2011, Unaudited
Notes to Financial Statements
Note 7 – Stockholders' Equity, page F-11

2. We acknowledge your response to prior comment nine. Please disclose how you determined the value of $.00001 for the 10 million common shares issued in 2010 and 500,000 common shares issued in January 2011 to the founders. Pease disclose all of the assumptions used to estimate the fair value of your common stock, including the valuation model used, expected price volatility, estimated term, risk free interest rate, dividends and any other factors considered in determining the fair value for all of your common stock issuances in 2010 and 2011. Please also disclose the factors that account for the increase in value per common share from $.00001 in June 2010 and January 2011 to $.10 in February 2011 to $.25 in June 2011.

Note 8 – Series A Convertible Preferred Stock Warrants, page F-12

3. Please disclose the estimated term used to determine the value of the warrants issued in June 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William A. Hartman
Premier Biomedical, Inc.
November 4, 2011
Page 3

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Brian A. Lebrecht, Esq. (The Lebrecht Group, APLC)